UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Dow Jones & Company, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
260561105

(CUSIP Number)
Lester E. Lipschutz, Esq.
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2046

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 260561105

1.	Names of Reporting Persons. Jane C. MacElree

I.R.S. Identification No.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

3	SEC USE ONLY

4	Source of Funds:

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

USA

	7	Sole Voting Power

Number of		78,000 shares of Common Stock and 11,725 shares of Class B Common Stock (convertible into 11,725 shares of Common Stock)

Shares	8	Shared Voting Power
Beneficially
Owned by		651,525 shares of Common Stock and 658,818 shares of Class B Common Stock (convertible into 658,818 shares of Common Stock)

Each	9	Sole Dispositive Power
Reporting
Person		78,000 shares of Common Stock and 11,725 shares of Class B Common Stock (convertible into 11,725 shares of Common Stock)

With	10	Shared Dispositive Power

651,525 shares of Common Stock and 658,818 shares of Class B Common Stock (convertible into 658,818 shares of Common Stock)

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,400,068

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

2.1%

14	Type of reporting person:

OO, IN
Note: The source of funds in line 4 is other; ownership acquired by inheritance and appointment as trustee of trusts.
Note: The type of reporting person in line 14 is individual as to shares reported on lines 7 and 9, and other as to shares reported on lines 8 and 10 (co-trustee).

Item 4. Purpose of Transaction
Reference is made to the undersigned’s prior disclosure in Item 4 of this Schedule 13D. Such disclosure is hereby amended by adding the following:
On July 30, 2007, the undersigned resigned from her position as a co-trustee of certain trusts that own shares of Common Stock and Class B Common Stock of Dow Jones & Company, Inc. (the “Issuer”). Such resignations were in anticipation of, and prior to, the execution by the trustees of those trusts of a voting and support agreement by and among those trustees, certain members of the Bancroft family and News Corporation, a Delaware corporation (“News Corp.”), relating to an offer by News Corp. to acquire the Issuer.
The undersigned may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with other members of the Bancroft family and Bancroft trustees. The undersigned hereby (i) disclaims any membership in any such group, (ii) does not affirm the existence of such a group, and (iii) except as otherwise may be expressly indicated in this Schedule 13D, disclaims any beneficial ownership of any shares of the Issuer that may be or are beneficially owned by, among others, other members of the family or trustees.
Item 5. Interest in Securities of the Issuer.
(a) The undersigned beneficially owns 1,400,068 shares of the Issuer’s Common Stock (which includes 729,525 shares of Common Stock and 670,543 additional shares that may be acquired upon the conversion of Class B Common Stock, which is convertible into Common Stock on a one for one basis) constituting 2.1% of the Issuer’s outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based on 66,520,660 shares of the Issuer’s Common Stock outstanding, as set forth in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on August 1, 2007.
(b) The undersigned has sole voting and dispositive power with respect to 78,000 shares of the Issuer’s Common Stock and 11,725 shares of the Issuer’s Class B Common Stock convertible into Common Stock on a one for one basis.
The undersigned shares the voting and dispositive power as a co-trustee with respect to 651,525 shares of the Issuer’s Common Stock with the following persons:
(A) With Paul T. Truono as to 92,111 shares of Common Stock;
(i) Paul Truono;
(ii) c/o Wolf, Block, Schorr and Solis-Cohen, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103;
(iii) certified public accountant;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States;
and
(B) With Michael C. Hill as to 559,414 shares of Common Stock;
(i) Michael C. Hill;
(ii) c/o Wolf, Block, Schorr and Solis-Cohen, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103;
(iii) Environmental Protection Agency employee;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.
The undersigned also shares the voting and dispositive power as co-trustee with respect to 658,818 shares of the Issuer’s Class B Common Stock convertible into Common Stock on a one for one basis with the following persons:

(A) With Christiana Bank & Trust Company as to 138,350 shares of Class B Common Stock;
(i) Christiana Bank & Trust Company;
(ii) 3801 Kennett Pike, Greenville, DE 19807;
(iii) principal business is banking and trust management;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.
and
(B) With Michael C. Hill as to 520,468 shares of Class B Common Stock;
(i) Michael C. Hill;
(ii) c/o Wolf, Block, Schorr and Solis-Cohen, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103;
(iii) Environmental Protection Agency employee;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.
The shares as to which the undersigned shares voting and dispositive power include 559,414 shares of Common Stock and 520,468 shares of Class B Common Stock held in a revocable trust of which the undersigned is a co-trustee. The undersigned could acquire sole voting and dispositive power over such shares if the undersigned were to revoke the trust.
(c) The undersigned has not engaged in any transactions involving the classes of securities covered by this Schedule 13D during the last sixty days, other than the undersigned’s resignation as a co-trustee of certain trusts, as described in Item 4, above, which terminated the undersigned’s beneficial ownership of the shares of the Issuer’s Common Stock and Class B Common Stock owned by those trusts.
(d) The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary, other than the undersigned, has the right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.
(e) The undersigned ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on July 30, 2007.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 6, 2007

Jane C. MacElree
By:	/s/ Michael C. Hill Attorney-in-fact for Jane C. MacElree pursuant to power-of-attorney attached herewith